UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2025

Commission File Number: 001-40688

DRAGANFLY INC.

(Name of registrant)

235 103rd St. E.

Saskatoon, Saskatchewan, S7N 1Y8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.2, 99.3, and 99.4 to this report on Form 6-K furnished to the SEC are expressly incorporated by reference into the Registration Statement on Form F-10 of Draganfly Inc. (File No. 333-271498), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGANFLY INC.

Date: July 21, 2025	By:	/s/ Paul Sun
	Name:	Paul Sun
	Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release dated July 21, 2025
99.2	Placement Agency Agreement, dated July 17, 2025
99.3	Common Share Purchase Warrant, dated July 21, 2025
99.4	Placement Agent’s Common Share Purchase Warrant, dated July 21, 2025